Exhibit 99.1

NYSE-A: ROY	NR 09-21
TSX: IRC	November 13, 2009

INTERNATIONAL ROYALTY APPOINTS

PAUL ZINK TO ITS BOARD OF DIRECTORS

DENVER, COLORADO – November 13, 2009 - International Royalty Corporation (NYSE-A: ROY, TSX: IRC) (the "Company" or “IRC”) announces that its President, Paul H. Zink, has been appointed to its board of directors at IRC’s Board of Directors meeting held November 12, 2009.

Mr. Zink, the Company’s President, has more than 30 years of varied experience in financial and extractive industries, including senior management, corporate development, deal structuring and analytical positions. Mr. Zink began his career following the mining and metals industries during a 17-year tenure on Wall Street with J. P. Morgan & Co., Incorporated, where he performed industry and company research and merger and acquisition analysis on mineral companies, banking and project finance advisory work for U.K. and European mining and metal companies, and sell-side equity research on U.S. mining stocks. His extractive industry experience includes managing Pegasus Gold, Inc’s acquisition activities and serving as Chief Financial Officer for Koch Mineral Services (KMS), as well as Chief Credit Officer for KMS’s parent, Koch Industries. Immediately prior to joining IRC, Mr. Zink had seven years of buy-side investing experience with the Denver-based, privately held investment firm, Republic Financial Corporation.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds 84 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding scale NSR on the Chilean portion of the Pascua-Lama project, a 1.5% NSR on the Las Cruces project and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange

(TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com